February 8, 2008

VIA EDGAR TRANSMISSION

Kathleen Krebs, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nortel Networks Corporation
Definitive Schedule 14A
Filed March 16, 2007
File No. 1-07260

Dear Ms. Krebs:

We are writing in response to your January 16, 2008 comment letter referencing our prior correspondence resulting from your review of the disclosure contained in the proxy circular and proxy statement of Nortel Networks Corporation (or the Company) dated March 16, 2007 (or the 2007 proxy). When we refer in this response letter to “Nortel”, “we”, “our” or “us”, such term refers to the Company or the Company and its subsidiaries, including Nortel Networks Limited (or NNL), its principal operating subsidiary, as applicable. For your convenience, your comments have been restated below in bold type with the numbers corresponding to the numbers in your letter and the response to each comment immediately follows. Consistent with your letter to us, when we refer in our responses to making additional disclosures, we mean that such disclosures will be made in future proxy circular and proxy statements of the Company to the extent that such disclosure is required therein. Any such disclosure will also be included in Item 11 – Executive Compensation of the Annual Report on Form 10-K of NNL in the future.

Compensation Discussion and Analysis, page 19

Elements of Compensation – Short-Term Incentives, page 21

1.	We have considered your responses to comments three and four in our letter dated September 27, 2007. We disagree that these targets are not material.

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary

Nortel

195 The West Mall, Toronto Ontario Canada M9C 5K1 T 905.863.1144 (ESN 333) F 905.863.7386

gadavies@nortel.com

Please provide a detailed analysis as to the basis for excluding these targets due to competitive harm or disclose the targets. In addition, as previously requested, clarify what particular performance targets and threshold levels apply to each named executive officer.

As you discussed with our outside counsel, Cleary Gottlieb Steen & Hamilton LLP, we respectfully continue to believe that the performance targets set with respect to our annual bonuses are not material. We appreciate the opportunity to explain further the operation of our annual bonus program and the rationale behind our position. As an example, we will use Nortel’s 2006 annual bonus program under the Nortel Networks Limited SUCCESS Incentive Plan (now called the Nortel Networks Limited Annual Incentive Plan) (or the Incentive Plan). We understand that if our annual bonus program differs in the future from the approach used in 2006, the evaluation of materiality will need to be revisited.

Plan Design. The amount of an executive officer’s annual cash bonus award under the Incentive Plan is determined by the following formula: annual base salary x target percentage x individual performance factor x corporate performance factor.

Target Percentage: Individual target percentages are initially determined upon commencement of employment. The compensation committee reviews the target percentages annually and, in its discretion, may modify them as roles and responsibilities change. In setting or revising the target percentages, we benchmark against targets set by comparator companies.

Individual Performance Factor: The individual performance factor is determined through the annual executive review process based on an evaluation of the executive’s performance in regard to certain criteria established at the beginning of each year. In 2006, the individual performance factor could range between 0.0 and 1.5.

Corporate Performance Factor: The corporate performance factor is based on certain corporate business and financial goals established at the beginning of the performance period and approved by the compensation committee and the board of directors of Nortel Networks Limited (“NNL”). The metrics may have different weightings applied to them and in addition, there may also be certain qualitative factors such as quality and customer satisfaction that may be included in the overall assessment of performance. The corporate performance factor is deemed to be 1.0 and may be adjusted up or down (including to 0.0) by the compensation committee or the NNL board based upon their evaluation of corporate performance for the year. Once a corporate performance factor is set at the end

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary

Nortel

195 The West Mall, Toronto Ontario Canada M9C 5K1 T 905.863.1144 (ESN 333) F 905.863.7386

gadavies@nortel.com

of a given year, the same factor is used with respect to each executive’s bonus for such year.

Compensation Committee and Board Discretion. The compensation committee and the NNL board may review Company objectives, performance measures, weightings, and targets throughout the year to determine whether they remain appropriate for purposes of the corporate performance factor under the Incentive Plan. They may also, at their sole discretion, adjust such Company objectives, performance measures, weightings, targets, and/or plan payouts for the year under the Incentive Plan, as they deem necessary, to reflect changes in business conditions or other circumstances. The compensation committee also has discretion in setting the individual performance factors for the executives based on its evaluation of performance.

Materiality of Targets.

Corporate Performance Factor. With respect to the corporate performance factor under the 2006 Nortel annual bonus program, the compensation committee chose three corporate performance metrics and assigned their respective weightings -- revenue at 25%, management earnings before taxes at 50% and management cash flow at 25%. The compensation committee also set a level of target performance with respect to each performance metric.

The corporate performance factor is equal to the sum of the achievement factors under the performance metrics. The actual amount that each performance metric contributes to the corporate performance factor is determined by dividing actual performance by target performance and multiplying by its weighting. If actual performance with respect to each performance metric were equal to target performance, then the corporate performance factor would be 1.0. However, a corporate performance factor of 1.0 can also be achieved through many other combinations of performance, as there is no threshold or maximum level with respect to achievement of any single performance criteria. For example, with reference to the 2006 annual bonus program, if revenue had been 200% of target, management earnings before taxes 100% of target and management cash flow 0% of target, then the corporate performance factor would still have been 1.0. There are many other combinations of performance against targets that would lead to the same result.

The compensation committee chose the three performance criteria it felt were important and determined their importance with respect to each other through assigning their weightings. By adopting this design, each performance target is a factor in a formula and

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary

Nortel

195 The West Mall, Toronto Ontario Canada M9C 5K1 T 905.863.1144 (ESN 333) F 905.863.7386

gadavies@nortel.com

not an end in itself. The Incentive Plan was designed to include a range of performance points at which the targeted corporate performance factor of 1.0 could be achieved with a fairly smooth slope running from below target - to target - to above target performance.

The design of the corporate performance component itself deemphasizes the importance of any single performance target. However, the Incentive Plan also permits discretion on the part of the compensation committee with respect to the ultimate determination of the corporate performance component used in bonus determinations that further undermines the importance of any one number.

For example, strictly on the basis of the formula, the corporate performance factor for 2006 would have been 66% of target, or 0.66. This real world result echoes the point of the hypothetical discussed above as performance with respect to the criteria was close to target for one but widely divergent for the other two.

Performance Criteria	Achievement of Target	Weighting	Corporate Performance Factor
Revenue	0.90	25%	0.23
Management Earnings Before Taxes	0.0 (we had none in 2006)	50%	0.00
Management Cash Flow	1.73	25%	0.43
Total			0.66

However, the compensation committee instead set the corporate performance factor for 2006 at 0.50. The committee concurred with management’s recommendation to limit the impact of superior cash flow performance to 27% in the calculation in recognition of the failure to achieve any management earnings before taxes, which was a significant component of the overall 2006 plan. As a result, knowing the target for any of the performance criteria would not have aided an understanding as to why the corporate performance factor was set at 0.50. We believe the foregoing explanation of the determination of the corporate performance factor (which was included in the 2007 proxy) reveals the origin of the number and the thought process behind it.

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary

Nortel

195 The West Mall, Toronto Ontario Canada M9C 5K1 T 905.863.1144 (ESN 333) F 905.863.7386

gadavies@nortel.com

Individual Performance Factor. As with most companies, individual performance at Nortel is measured against numerous criteria, both objective and subjective. Each of the criteria is tailored to the individual and his or her role in the company and can be aimed at performance on a number of company levels as well as personal. Ultimately a number is derived for purposes of the Incentive Plan formula but it is based upon a variety of judgments, as not all criteria are equally important. We believe that providing a laundry list of the criteria for each individual and an explanation as to how the committee considered them in its ultimate evaluation would be long, confusing and ultimately unnecessary. We believe that any material objectives and their achievement (or lack thereof) noted by the compensation committee in determining an executive officer’s individual performance should be disclosed and we will continue to do so as we did in the 2007 proxy.

2.

We have considered your response to comment five in our letter dated September 27, 2007. Please confirm that you will comply with our comment in future filings without your reference to Instruction 4 to Regulation S-K Item 402(b). The disclosure requested does not appear to be the type of disclosure intended to be covered by Instruction 4.

In the future, if we revise performance targets during the performance period, we will disclose in greater detail when any material revisions were made and the reasons for such revisions.

* * * * * * * * * * * * * * * * * * * *

Nortel acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. Nortel also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary

Nortel

195 The West Mall, Toronto Ontario Canada M9C 5K1 T 905.863.1144 (ESN 333) F 905.863.7386

gadavies@nortel.com

* * * * * * * * * * * * * * * * * * * *

Please contact the undersigned (905) 863-1144 with any questions or if we can be of any further assistance regarding the foregoing.

Yours very truly,

 /s/ Gordon A. Davies

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary

Gordon A. Davies

Deputy General Counsel

and Corporate Secretary

Nortel

195 The West Mall, Toronto Ontario Canada M9C 5K1 T 905.863.1144 (ESN 333) F 905.863.7386

gadavies@nortel.com